Exhibit 99.1

Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended December 31, 2008. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto in Item 8 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 included in our Annual Report on Form 10-K for the year ended December 31, 2008. The selected financial data for fiscal years 2004, 2005, 2006, 2007 and 2008 have been derived from our financial statements which have been audited by independent registered public accounting firms. The proforma data is derived from New Age Translation, Inc.’s (the predecessor to InfoLogix, Inc.) unaudited financial statements for the nine month period ended August 31, 2006, and InfoLogix’ audited financial statements for the years ended December 31, 2006, 2007 and 2008. The earnings per share and weighted average number of shares outstanding reflect a twenty-five-for-one reverse stock split of the issued and outstanding shares of InfoLogix, Inc. that was effected on January 5, 2010. All dollar amounts are presented in thousands except per share data.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Consolidated Statement of Operations Data:
Net revenues	$47,087	$56,399	$62,113	$78,774	$100,716
Cost of revenues	35,765	43,532	47,163	58,049	74,176
Gross profit	11,322	12,867	14,950	20,725	26,540
Operating income (loss)	1,146	1,206	(2,948)	(4,486)	(5,703)
Income (loss) before income taxes	864	681	(3,557)	(4,901)	(9,749)
Consolidated Pro Forma Data (unaudited):
Provision (benefit) for income taxes (1)	372	313	(1,399)	(1,712)	3,435
Net income (loss)	$492	$368	$(2,158)	$(3,189)	$(11,766)
Net income (loss) per share (2)	$0.52	$0.39	$(2.29)	$(3.30)	$(11.64)
Weighted average shares outstanding	943	943	943	966	1,011
Other Data:
Dividends (3)	$20	$170	$740	$—	$—

	As of December 31,
	2004	2005	2006	2007	2008
Balance Sheet Data:
Total assets	$12,171	$15,167	$31,813	$48,697	$50,842
Long-term debt	921	533	1,325	7,445	16,292
Total stockholders’ equity	235	745	15,888	18,476	7,478

(1) Unaudited proforma tax provision for the years 2004 through 2006 as if the Company was a taxable entity for each of the three years in the period ended December 31, 2006.

(2) Unaudited proforma earnings per share calculation. See Note A of the Notes to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 for information concerning the calculation of net income or loss per common share.

(3) Related only to amounts paid to stockholders with respect to taxes payable due to the Company filing its Federal and state income tax returns as a Sub-Chapter S Corporation. Prior to the Merger discussed in Note A of the Notes to the Consolidated Financial Statements in Item8 of our Annual Report on Form 10-K for the year ended December 31, 2008, any income tax liability from its operations was payable directly by its stockholders.